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CUSIP No.      82123D408               13G         Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                             (Amendment No. __ ) (1)

                         Sheffield Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82123D408
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 28, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]     Rule 13d-1(b)
            [X]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.      82123D408               13G         Page 2 of 8 Pages
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------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 FGS Advisors, LLC (2)
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [ ]
                                                                  (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
------- ------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                         -------------------------------------------------------
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         4,459,648
          EACH           -------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                         4,459,648
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,459,648
------- ------------------------------------------------------------------------

  10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

------- ------------------------------------------------------------------------

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.2%
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IA
------- ------------------------------------------------------------------------

(2) The controlling members of the Reporting Person are Harvey Sawikin and James Passin. The Reporting Person may be deemed the beneficial owner of 2,229,824 shares (or 4.6% of the outstanding shares of Common Stock of the issuer, which includes 743,275 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the "Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment adviser of Firebird Global Master Fund II, Ltd., that holds 2,229,824 shares (including 743,275 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                                  Page 2 of 8

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CUSIP No.      82123D408               13G         Page 3 of 8 Pages
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------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 FG2 Advisors, LLC (3)
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [ ]
                                                                   (b) [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
------- ------------------------------------------------------------------------
                           5    SOLE VOTING POWER

       NUMBER OF           -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         4,459,648
          EACH             -----------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH             -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                         4,459,648
------------------------- ----- ------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,459,648
------- ------------------------------------------------------------------------
  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) [ ]
------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.2%
------- ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IA
------- ------------------------------------------------------------------------

(3) The controlling members of the Reporting Person are Harvey Sawikin and James Passin. The Reporting Person may be deemed the beneficial owner of 2,229,824 shares (or 4.6% of the outstanding shares of Common Stock of the issuer, which includes 743,275 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Global Master Fund II, Ltd. (the "Global Master Fund II"), which is the holder of such shares. As the investment adviser of the Global Master Fund II, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment adviser of Firebird Global Master Fund, Ltd., that holds 2,229,824 shares (including 743,275 shares issuable upon the exercise of warrants), as a result of the common management of the investment advisers of each such fund.

                               Page 3 of 8 Pages

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CUSIP No.      82123D408               13G         Page 4 of 8 Pages
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Schedule 13G

Item 1(a).        Name of Issuer:  Sheffield Pharmaceuticals, Inc.
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  3985 Research Park Drive, Ann Arbor, MI 48108

Item 2(a).        Name of Persons Filing:  FGS Advisors, LLC;
                  ----------------------
                  FG2 Advisors, LLC (4)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------
                  152 West 57th Street, 24th Floor, New York, NY 10019

Item 2(c).        Citizenship:  New York
                  -----------

Item 2(d).        Title of Class of Securities:  Common Stock, $0.001 par value
                  ----------------------------
                  (the "Common Stock")

Item 2(e).        CUSIP Number:  82123D408
                  ------------

Item 3.           If this statement is filed pursuant to Rule 13d-1(b),
                  ----------------------------------------------------
                  or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  --------------------------------------------------------

(a)   [   ]     Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).

(b)   [   ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [   ]     Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

(d)   [   ]     Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).

(e)   [   ]     An investment adviser in accordance with section 240.13d-1(b)
                (1)(ii)(E);

(f)   [   ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)   [   ]     A parent holding company or control person in
                accordance with section 240.13d-1(b)(1)(ii)(G);

(h)   [   ]     A savings associations as defined in section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
____________________
(4) The Reporting Persons are filing jointly pursuant to a joint filing agreement annexed hereto as Exhibit A.


                               Page 4 of 8 Pages

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CUSIP No.      82123D408               13G         Page 5 of 8 Pages
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(i)   [  ]      A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [  ]      Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership.
                ---------

                (a) Amount beneficially owned: (5)

                    4,459,648

                (b) Percent of class:

                    9.2%

                (c) Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote:
                        ----------------------------------------
                                    0

                   (ii) Shared power to vote or to direct the vote:
                        ------------------------------------------
                                    4,459,648

                  (iii) Sole power to dispose or to direct the disposition of:
                        -----------------------------------------------------
                                    0

                   (iv) Shared power to dispose or to direct the
                        ----------------------------------------
                        disposition of:
                        --------------

                                    4,459,648

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------
                  Not Applicable.

Item 7.           Identification and Classification of the Subsidiary which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company or Control Person.
                  ---------------------------------

                  Not Applicable.

(5) The controlling members of the Reporting Persons are Harvey Sawikin and James Passin. The Reporting Persons may be deemed the beneficial owner of 4,459,648 shares (or 9.2% of the outstanding shares of Common Stock of the issuer) in their respective capacities as the investment adviser to Firebird Global Master Fund, Ltd. and Firebird Global Master Fund II, Ltd. (collectively, the "Funds"), which are the holders of such shares. As the investment advisers of the Funds, the Reporting Persons have voting and investment control with respect to the shares.

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CUSIP No.      82123D408               13G         Page 6 of 8 Pages
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Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.

Item 10.          Certification.
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 8 Pages

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CUSIP No.      82123D408               13G         Page 7 of 8 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006

                                        FGS ADVISORS, LLC

                                        By:
                                               ---------------------------------
                                               James Passin
                                               Principal


                                        FG2 ADVISORS, LLC

                                        By:
                                               ---------------------------------
                                               James Passin
                                               Principal

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CUSIP No.      82123D408               13G         Page 8 of 8 Pages
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                                                                       EXHIBIT A

JOINT FILING AGREEMENT

         FGS Advisors, LLC and FG2 Advisors, LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the
Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: December 8, 2006


                                             FGS ADVISORS, LLC

                                             By:
                                                    ----------------------------
                                                    James Passin
                                                    Principal


                                             FG2 ADVISORS, LLC

                                             By:
                                                     ---------------------------
                                                     James Passin
                                                     Principal





                                  Page 8 of 8